Filed pursuant to Rule 433
Registration No. 333-175032
November 28, 2011

CANADIAN PACIFIC RAILWAY COMPANY
Pricing Term Sheet
$250,000,000 4.500% Notes due 2022
$250,000,000 5.750% Notes due 2042

The $250,000,000 4.500% Notes due 2022 and the $250,000,000 5.750% Notes due 2042 being offered by Canadian Pacific Railway Company will each constitute a separate series of securities under the indenture.

$250,000,000 4.500% Notes due 2022
Issuer:	Canadian Pacific Railway Company
Size:	$250,000,000
Expected Ratings:*	Moody’s: Baa3 (Stable) S&P: BBB- (Stable) DBRS Limited: BBB (Low) (Stable)
Pricing Date:	November 28, 2011
Settlement Date:	T+3; December 1, 2011
Maturity Date:	January 15, 2022
Coupon:	4.500% (subject to adjustment as set forth below under “Interest Rate Adjustment”)
Interest Payment Dates:	January 15, July 15 (starting July 15, 2012)
Price to the public:	98.151% of face amount
Yield to maturity:	4.731%
Benchmark Treasury:	2.000% Notes due November 15, 2021
Benchmark Treasury Price:	100-5+
Benchmark Treasury Yield:	1.981%
Spread to Benchmark Treasury:	275 basis points
Redemption Provisions:
At any time, in whole or in part, at the greater of 100% of the principal amount of notes being redeemed and a make-whole redemption price determined by using a discount rate of the Treasury Rate plus 45 basis points, plus, in each case, accrued and unpaid interest to the redemption date

Change of Control:	At 101% of principal, plus accrued and unpaid interest to the repurchase date
CUSIP/ISIN:	13645RAP9/ US13645RAP91
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
$250,000,000 5.750% Notes due 2042
Issuer:	Canadian Pacific Railway Company
Size:	$250,000,000
Expected Ratings:*	Moody’s: Baa3 (Stable) S&P: BBB- (Stable) DBRS Limited: BBB (Low) (Stable)
Pricing Date:	November 28, 2011
Settlement Date:	T+3; December 1, 2011
Maturity Date:	January 15, 2042
Coupon:	5.750% (subject to adjustment as set forth below under “Interest Rate Adjustment”)
Interest Payment Dates:	January 15, July 15 (starting July 15, 2012)
Price to the public:	97.584% of face amount
Yield to maturity:	5.922%
Benchmark Treasury:	3.750% Notes due August 15, 2041
Benchmark Treasury Price:	116-12
Benchmark Treasury Yield:	2.922%
Spread to Benchmark Treasury:	300 basis points
Redemption Provisions:
At any time, in whole or in part, at the greater of 100% of the principal amount of notes being redeemed and a make-whole redemption price determined by using a discount rate of the Treasury Rate plus 45 basis points, plus, in each case, accrued and unpaid interest to the redemption date

Change of Control:	At 101% of principal, plus accrued and unpaid interest to the repurchase date
CUSIP/ISIN:	13645RAQ7/ US13645RAQ74
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Sole Book-Running Manager:	J.P. Morgan Securities LLC
Lead Manager:	TD Securities (USA) LLC
Co-Managers:
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
BMO Capital Markets Corp.
CIBC World Markets Corp.
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated
National Bank of Canada Financial Inc.
Scotia Capital (USA) Inc.

Interest Rate Adjustment

The interest rate payable on each series of notes will be subject to adjustments from time to time if Moody’s Investors Service, Inc. (“Moody’s”) (or, if applicable, any Substitute Rating Agency (as defined below)) or Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”) (or, if applicable, any Substitute Rating Agency) downgrades (or subsequently upgrades) the debt rating assigned to such series of notes, as set forth below.

If the ratings from Moody’s or S&P (or, in either case if applicable, any Substitute Rating Agency) with respect to the notes (each, a “Rating Agency”, and collectively, the “Rating Agencies”) is decreased to a rating set forth in the immediately following table with respect to that Rating Agency, the per annum interest rate on the 2022 notes or the 2042 notes will increase from that set forth on the first page of this pricing term sheet by the percentage set forth opposite that rating:

	Rating Agency
Rating Level	Moody’s*	S&P*	Percentage
1	Ba1	BB+	0.25%
2	Ba2	BB	0.50%
3	Ba3	BB-	0.75%
4	B1 or below	B+ or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency

If at any time the interest rate on any series of notes has been adjusted upward as a result of a decrease in a rating by a Rating Agency and that Rating Agency subsequently increases its rating with respect to such series of notes to any of the threshold ratings set forth above, the per annum interest rate on that series of notes will be decreased such that the per annum interest rate equals the interest rate set forth on the first page of this pricing term sheet plus the percentage set forth opposite the rating in effect immediately following the increase in the table above; provided that if Moody’s or any Substitute Rating Agency subsequently increases its rating of any series of notes to “Baa3” (or its equivalent if with respect to any Substitute Rating Agency) or higher and S&P or any Substitute Rating Agency subsequently increases its rating of any series of notes to “BBB-” (or its equivalent if with respect to any Substitute Rating Agency) or higher, the interest rate on that series of notes will be decreased to the per annum interest rate on that series of notes set forth on the first page of this pricing term sheet.

No adjustment in the interest rate of any series of notes shall be made solely as a result of a Rating Agency ceasing to provide a rating. If at any time less than two Rating Agencies provide a rating of any series of notes, we will use our commercially reasonable efforts to obtain a rating of that series of notes from another nationally recognized statistical rating organization, to the extent one exists, and if another nationally recognized statistical rating organization rates that series of notes (such organization, as certified by a resolution of our board of directors, a “Substitute Rating Agency”), for purposes of determining any increase or decrease in the per annum interest rate on that series of notes pursuant to the table above (a) such Substitute Rating Agency will be substituted for the last Rating Agency to provide a rating of that series of notes but which has since ceased to provide such rating, (b) the relative ratings scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the table above with respect to such Substitute Rating Agency, such ratings shall be deemed to be the equivalent ratings used by Moody’s and S&P in such table and (c) the per annum interest rate on that series of notes will increase or decrease, as the case may be, such that the interest rate equals the interest rate set forth on the first page of the pricing supplement plus the appropriate percentage, if any, set forth opposite the rating from such Substitute Rating Agency in the table above (taking into account the provisions of clause (b) above). For so long as (i) only one Rating Agency provides a rating of any series of notes, any increase or decrease in the interest rate of that series of notes necessitated by a reduction or increase in the rating by that Rating Agency shall be twice the applicable percentage set forth in the table above and (ii) no Rating Agency provides a rating of any series of notes, the interest rate on that series of notes will increase to, or remain at, as the case may be, 2.00% above the interest rate set forth on the first page of this pricing term sheet.

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s, S&P or any Substitute Rating Agency, shall be made independent of (and in addition to) any and all other adjustments. In no event shall (1) the per annum interest rate on any series of notes be reduced below the interest rate set forth on the first page of this pricing term sheet with respect to such series or (2) the per annum interest rate on any series of notes exceed a rate that is 2.00% above the interest rate set forth on the first page of this pricing term sheet with respect to such series of note.

Any interest rate increase or decrease described above will take effect on the next business day after the rating change has occurred.

The interest rates on any series of notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by any Rating Agency) if that series of notes becomes rated “A3” (or its equivalent) or higher by Moody’s (or any Substitute Rating Agency) and “A-” (or its equivalent) or higher by S&P (or any Substitute Rating Agency), or one of those ratings if only rated by one Rating Agency, in each case with a stable or positive outlook.

Our obligation to pay additional interest may implicate the provisions of the United States Treasury Regulations relating to “contingent payment debt instruments.” Under these regulations, however, a contingency will not cause a debt instrument to be treated as a contingent payment debt instrument if, as of the issue date, such contingency is “remote” or “incidental,” or, if the debt instrument provides for alternative payment schedules applicable upon the occurrence of a contingency, if the timing and amount of the payments that comprise each payment schedule are known as of the issue date and one of such schedules, including the stated payment schedule, is significantly more likely than not to apply.  We intend to take the position, based on the foregoing regulations, that the foregoing contingency should not cause the notes to be contingent payment debt instruments.  Our determination is not, however, binding on the IRS, which could challenge this position.  If such challenge were successful, a U.S. holder might be required to accrue income on the notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies.  In the event a contingent payment actually occurs, it would affect the amount and timing of the income that a U.S. holder will recognize.

*  An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s, Standard & Poor’s and DBRS Limited. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

This pricing term sheet supplements the preliminary prospectus supplement issued by Canadian Pacific Railway Company on November 28, 2011 relating to its prospectus dated June 29, 2011.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.